SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549


================================================================================


                                 SCHEDULE 13D
                                (Rule 13d-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)


                                Amendment No. 7


                         The Goldman Sachs Group, Inc.
                  ------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                  ------------------------------------------
                        (Title of Class of Securities)


                                  38141G 10 4
                  ------------------------------------------
                                (CUSIP Number)


                              Wallace G. K. Chin
                       Kamehameha Activities Association
                             567 South King Street
                            Honolulu, Hawaii 96813
                           Telephone: (808) 523-6299


         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)
             -----------------------------------------------------
                                January 7, 2002
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                        (Continued on following pages)

-------------------------------------
CUSIP NO. 38141G 10 4                                13D
-------------------------------------

--------------------------------------------------------------------------------
      1.  NAMES OF REPORTING PERSONS
          Kamehameha Activities Association
--------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          As to a group consisting of the KAA(1) and the Estate of Bernice
          Pauahi Bishop                                                 (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
      3.  SEC USE ONLY
--------------------------------------------------------------------------------
      4.  SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
      5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [  ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
      6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Hawaii
--------------------------------------------------------------------------------
NUMBER OF      7.  SOLE VOTING POWER (See Item 6)
 SHARES            0
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY      8.  SHARED VOTING POWER (See Item 6)
 EACH              0
REPORTING      -----------------------------------------------------------------
 PERSON        9.  SOLE DISPOSITIVE POWER (See Item 6)
  WITH             0
               -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER (See Item 6)
                   0
--------------------------------------------------------------------------------
      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
--------------------------------------------------------------------------------
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                       [  ]
--------------------------------------------------------------------------------
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
--------------------------------------------------------------------------------
      14.      TYPE OF REPORTING PERSON
               00
--------------------------------------------------------------------------------






-----------------------------------

 (1) For a definition of this term, please see Item 2.

-------------------------------------
CUSIP NO. 38141G 10 4                                      13D
-------------------------------------

--------------------------------------------------------------------------------
      1.  NAMES OF REPORTING PERSONS
          Estate of Bernice Pauahi Bishop
--------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          As to a group consisting of the KAA(1) and the Estate of
          Bernice Pauahi Bishop                                          (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3.  SEC USE ONLY
--------------------------------------------------------------------------------
      4.  SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
      5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [  ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
      6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Hawaii
--------------------------------------------------------------------------------
NUMBER OF      7.  SOLE VOTING POWER (See Item 6)
 SHARES            0
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY      8.  SHARED VOTING POWER (See Item 6)
 EACH              0
REPORTING      -----------------------------------------------------------------
 PERSON        9.  SOLE DISPOSITIVE POWER (See Item 6)
  WITH             0
               -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER (See Item 6)
                   0
--------------------------------------------------------------------------------
      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
--------------------------------------------------------------------------------
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                       [  ]
--------------------------------------------------------------------------------
      13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
--------------------------------------------------------------------------------
      14.      TYPE OF REPORTING PERSON
               OO
--------------------------------------------------------------------------------






-----------------------------------

 (1) For a definition of this term, please see Item 2.

          This Amendment No. 7 to the Schedule 13D amends and restates in its entirety such Schedule 13D. This Amendment No. 7 is being filed because on January 7, 2002, KAA, the Bishop Estate and SMBC (each as defined below) entered into an Underwriting Agreement with GS Inc. (as defined below) and Goldman, Sachs & Co. ("GS&Co.") pursuant to which, on January 10, 2002, KAA, the Bishop Estate and SMBC sold an aggregate of 14,125,724 shares of Common Stock of GS Inc. (as defined below) to the underwriters listed therein (the "Underwriters") at $91.605 per share. KAA and the Bishop Estate sold 5,455,197 shares and SMBC sold 8,670,527 shares. The Common Stock was offered to the public at $93.00 per share pursuant to a prospectus supplement dated January 7, 2002 to a prospectus dated November 29, 2001 (together, the "Prospectus") and made part of the Registration Statement on Form S-3 filed by GS Inc. (File No. 333-74004) (the "Registration Statement").

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2.   IDENTITY AND BACKGROUND

          (a), (b), (c), (f) This Schedule 13D is being filed by Kamehameha Activities Association, a Hawaii not-for-profit corporation ("KAA"), which is wholly owned by the Estate of Bernice Pauahi Bishop, a private educational charitable trust organized under the laws of the State of Hawaii (the "Bishop Estate"). KAA is organized exclusively for the benefit of, and to carry out the purposes of the Bishop Estate. The Bishop Estate is a private educational charitable trust organized under the laws of the State of Hawaii for the purposes of operating primary and secondary educational institutions for the children of native Hawaiians. The address of KAA's and the Bishop Estate's principal business and office is 567 South King Street, Honolulu, Hawaii 96813. The name, citizenship, business address and present principal occupation or employment of the directors and executive officers of each of KAA and the Bishop Estate is set forth in Annex A to this Schedule 13D.

          This Schedule no longer contains information relating to (i) certain managing directors of GS Inc. who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which these managing directors of GS Inc. are party (as amended from time to time, the "Shareholders' Agreement" and such managing directors, the "Covered Persons") and (ii) SMBC Capital Markets, Inc. (formerly known as Sumitomo Bank Capital Markets, Inc.) ("SMBC"), who, prior to the sale by KAA and the Bishop Estate of all their remaining shares of Common Stock of GS Inc. on January 10, 2002, may have been deemed to be members of a "group" with KAA or the Bishop Estate. The Covered Persons and SMBC each have filed a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. which they beneficially own; the reader is referred to such filings and any amendments thereto for information relating to the Covered Persons and SMBC.

          (d), (e) Except as described in Annex B, during the last five years, none of KAA or the Bishop Estate or, to the best knowledge of KAA or the Bishop Estate, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Common Stock was acquired by KAA and the Bishop Estate in exchange for their interests in The Goldman Sachs Group L.P. ("Group L.P.") and certain of its affiliates.

ITEM 4.   PURPOSE OF TRANSACTIONS

          KAA and the Bishop Estate acquired the Common Stock reported hereunder in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering. This Amendment No. 7 to
Schedule 13D is being filed because of the sale by KAA and the Bishop Estate of 5,455,197 shares of Common Stock of GS Inc. to the Underwriters at $91.605 per share pursuant to an Underwriting Agreement dated January 7, 2002. As a result of such sale, KAA and the Bishop Estate ceased to be the beneficial owners of any shares of Common Stock of GS Inc. SMBC was also a party to the Underwriting Agreement and sold 8,670,527 shares of Common Stock of GS Inc. to the Underwriters at $91.605 per share. Except as described in Item 6, none of KAA or the Bishop Estate or their respective executive officers or directors has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in
Item 4(a) through 4(j).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a), (b) On January 10, 2002, KAA and the Bishop Estate ceased to be the beneficial owners of any shares of Common Stock of GS Inc. To the extent that KAA and the Bishop Estate may have been deemed to have shared voting power with the Covered Persons or SMBC with respect to the Common Stock of GS Inc. beneficially owned by them, or to have been members of a group with the Covered Persons and SMBC with respect to the Common Stock of GS Inc., such relationships ceased upon the disposition by KAA and the Bishop Estate of all of their shares of Common Stock of GS Inc. on January 10, 2002. KAA and the Bishop Estate hereby disclaim beneficial ownership of the Common Stock of GS Inc. owned by the Covered Persons or SMBC and disclaim that they are members of a group with the Covered Persons or SMBC with respect to the Common Stock of GS Inc.

          (c) Except as described in Annex C, neither KAA or the Bishop Estate, or to the best knowledge of KAA or the Bishop Estate, any of their respective executive officers or directors, has effected any transactions in Common Stock during the past 60 days.

          (d) Not applicable.

          (e) On January 10, 2002, KAA and the Bishop Estate ceased to be the beneficial owners of any shares of Common Stock of GS Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

KAA VOTING AGREEMENT

          KAA and the Trustees of the Bishop Estate entered into a voting agreement with GS Inc., dated April 30, 1999 (the "KAA Voting Agreement"), in which they had agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted until the date of the final disposition by KAA and the Bishop Estate of all voting securities of GS Inc. However, after the sale by KAA and the Bishop Estate of the 5,455,197 shares of Common Stock of GS Inc. pursuant to the Underwriting Agreement on January 10, 2002, KAA and the Bishop Estate ceased to be the beneficial owners of any shares of Common Stock or other voting securities of GS Inc., and the terms of the KAA Voting Agreement are of no further effect.


UNDERWRITING AGREEMENT

         On January 7, 2002, KAA, the Bishop Estate and SMBC entered into an Underwriting Agreement with GS Inc. and GS&Co. to sell an aggregate of 14,125,724 shares of Common Stock of GS Inc. to the Underwriters, and on January 10, 2002, the shares were sold to the Underwriters at $91.605 per share. KAA and the Bishop Estate sold 5,455,197 shares and SMBC sold 8,670,527 shares. The shares of Common Stock were offered to the public at $93.00 per share. On January 10, 2002, KAA and the Bishop Estate received $499,509,882.72 in proceeds (after an underwriting discount and certain other offering expenses) in the underwritten public offering. Pursuant to the Underwriting Agreement, KAA and the Bishop Estate have agreed to pay fees and expenses directly relating to the sale and purchase of the shares of Common Stock sold by them, including (i) the fees, disbursements and expenses of the Underwriters' counsel and accountants in connection with the preparation, printing and filing of the Registration Statement, the Prospectus and any preliminary prospectus, (ii) the cost of printing or producing the Underwriting Agreement and other documents in connection with the offering, purchase, sale and delivery of the Common Stock, (iii) filing fees and fees and disbursements of counsel in connection with securing any review by the National Association of Securities Dealers, Inc. on the terms of the sale,
(iv) the cost and charges of any transfer agent or registrar, (v) their own counsel fees and (vi) all transfer taxes incident to the sale and delivery of the Common Stock. In addition, pursuant to the Underwriting Agreement, KAA and the Bishop Estate have agreed to indemnify the Underwriters against certain liabilities, including those arising under the Securities Act of 1933, as amended. This summary of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement which is filed as an Exhibit to this Schedule.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit        Description
-------        -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association (incorporated by reference to Exhibit 10.37 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

B.             Underwriting Agreement, dated as of January 7, 2002.

                                                                       ANNEX A


  Information required as to Executive Officers and Directors of KAA and the Bishop Estate, respectively.


Name                         Citizenship      Residence or Business       Present principal              Aggregate
                                              Address                     occupation and name of         Number and
                                                                          business where such            Percentage of
                                                                          occupation is conducted        Common
                                                                                                         Stock
                                                                                                         Beneficially
                                                                                                         Owned
-----------------------------------------------------------------------------------------------------------------------
Robert Kalani Uichi          USA              567 South King Street       President, USS Missouri        None.
Kihune                                        #200                        Memorial Association,
                                              Honolulu, Hawaii            Inc. and Trustee of the
                                              96813                       Estate of Bernice Pauahi
                                                                          Bishop

Constance Hee Lau            USA              567 South King Street       Chief Executive Officer,       None.
                                              #200                        American Savings Bank
                                              Honolulu, Hawaii            and Trustee of the Estate
                                              96813                       of Bernice Pauahi Bishop
J. Douglas Keauhou Ing       USA              567 South King Street       Attorney at Law and            None.
                                              #200                        Trustee of the Estate of
                                              Honolulu, Hawaii            Bernice Pauahi Bishop
                                              96813

Diane J. Plotts              USA              567 South King Street       General Partner, Mideast       None.
                                              #200                        & China Trading
                                              Honolulu, Hawaii            Company and Trustee of
                                              96813                       the Estate of Bernice
                                                                          Pauahi Bishop

C. Nainoa Thompson           USA              567 South King Street       Program Director,              None.
                                              #200                        Polynesian Voyaging
                                              Honolulu, Hawaii            Society and Trustee of the
                                              96813                       Estate of Bernice Pauahi
                                                                          Bishop

Wallace G. K. Chin           USA              567 South King Street       President, Kamehameha          None.
                                              #200                        Activities Association
                                              Honolulu, Hawaii
                                              96813

Colleen Wong                 USA              567 South King Street       Chief Legal Officer            None.
                                              #200                        and Vice President,
                                              Honolulu, Hawaii            Kamehameha Activities
                                              96813                       Association

Eric K. Yeaman               USA              567 South King Street       Chief Financial Officer,       None.
                                              #200                        Kamehameha Schools
                                              Honolulu, Hawaii            Bishop Estate and
                                              96813                       Treasurer, Kamehameha
                                                                          Activities Association

Allan Yee                    USA              567 South King Street       Senior Counsel,                None.
                                              #200                        Kamehameha Schools
                                              Honolulu, Hawaii            Bishop Estate and
                                              96813                       Secretary, Kamehameha
                                                                          Activities Association

                                                                       ANNEX B



    Information required as to proceedings described in Items 2(d) and 2(e)


    None.

                                                                       ANNEX C



Item5(c).         Description of all transactions in the Common Stock
                  effected during the last 60 days by KAA or the Bishop
                  Estate, or, to the best knowledge of KAA or the Bishop
                  Estate, their respective executive officers and directors.

                           On January 7, 2002, KAA and the Bishop Estate
                  entered into an Underwriting Agreement to sell 5,455,197 shares of Common Stock of GS Inc. to the Underwriters at $91.605 per share pursuant to a registered public offering and, on January 10, 2002, received $499,509,882.72 in proceeds (after an underwriting discount and certain other offering expenses). The shares of Common Stock were offered to the public at $93.00 per share.

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2002



                                        KAMEHAMEHA ACTIVITIES ASSOCIATION



                                        By:  /s/ Wallace G. K. Chin
                                             -----------------------------------
                                        Name:  Wallace G. K. Chin
                                        Title: President





                                        ESTATE OF BERNICE PAUAHI BISHOP



                                        By:  /s/ Eric Yeaman
                                             -----------------------------------
                                        Name:  Eric Yeaman
                                        Title: Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit             Description
-------             -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association (incorporated by reference to Exhibit 10.37 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

B.                  Underwriting Agreement, dated as of January 7, 2002.